Exhibit 99.2

PRESS RELEASE
Leitch Press Contact: Laura Whitaker
Tel: +1(408) 782-1201
laura.whitaker@leitch.com

Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com
www.leitch.com

17 May, 2004	FOR IMMEDIATE RELEASE

Leitch Technology Completes Acquisition of Videotek

TORONTO —Leitch Technology Corporation (TSX:LTV), a leading supplier of high-performance video systems for the professional television industry, announced today that it has completed the acquisition of Videotek, Inc., a privately held video equipment company. As previously announced, Leitch had entered into a definitive agreement on April 18, 2004 to acquire all the shares of Videotek for a total purchase price of approximately $18 million (US) cash. The first payment was $13 million (US) paid out of the Company’s cash balances. The remaining purchase price will be paid in two installments in six and twelve months. Leitch will account for this transaction as a purchase during the first quarter ended July 31, 2004.

"The integration of Videotek's test, measurement and processing products, in addition to Leitch's line of products extending from content through transmission and management applications, will extend our position in the market to enable truly Integrated Content Environments™ that streamline workflow for broadcast and media companies" said Tim Thorsteinson, Leitch president and CEO. “Our customers will benefit from an extensive range of products and systems to choose from that provide dedicated, focused solutions as well as unparalleled service. We are extremely proud to have the Videotek team as part of Leitch.”

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Leitch Technology Completes Acquisition of Videotek 2

About Leitch

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

About Videotek, Inc.

Headquartered in Pottstown, PA, Videotek, Inc. is a leading manufacturer of test and measurement equipment, video demodulators, routing switchers, color correctors and processors and related equipment for the professional video and television broadcast markets. Videotek is committed to zero defects and is ISO-9001certified.

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